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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                  NOTIFICATION OF LATE FILING

                                                               ---------------
                                                               SEC FILE NUMBER
                                                                  000-22433
                                                               ===============
                                                                CUSIP NUMBER
                                                                109178 10 3
                                                               ---------------
(Check One):

[X] Form 10-K and Form 10-KSB      [ ] Form 20-F       [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

          For Period Ended: December 31, 1998
                            ------------------------------------------
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:
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                  Read Attached Instruction Sheet Before Preparing Form. Please
         Print or Type.

                  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         1. The combined financial statements as of and for the years ended December 31, 1998 and 1997 of the registrant's wholly owned subsidiaries whose securities are pledged as collateral for the registrant's Senior Subordinated Secured Notes due 2003.

         2. The following exhibits to the Form 10-K: 4.2.1, 4.3, 10.36.2, 10.37.3, 10.39.1, 10.41 and 10.42.

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PART 1--REGISTRANT INFORMATION

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      Full Name of Registrant: Brigham Exploration Company

      Former Name if Available:

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      Address of Principal Executive Office (Street and Number):

     6300 Bridge Point Parkway,
     Bldg. 2, Suite 500
     City, State and Zip Code:         Austin, Texas 78730

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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
11-K, 10-Q and Form 10-QSB, -SAR, or the transition report or portion thereof could not be filed within the prescribed period:

The year ended December 31, 1998 was the first period for which the registrant was required to include in its annual report on Form 10-K, in addition to the consolidated financial statements of the registrant, the combined financial statements of the registrant's wholly owned subsidiaries whose securities are pledged as collateral for the senior subordinated notes. While the financial data needed for the preparation of these combined financial reports existed within the financial records of the registrant and was reflected in its consolidated financial statements, this data had not been organized in a manner that facilitated the preparation of the combined statements in accordance with generally accepted accounting principles. Management was unable to identify and extract this data from its financial records and prepare the financial statements, without unreasonable effort or expense, in sufficient time to file concurrently with the consolidated financial statements included in the annual report on Form 10-K and filed with the SEC on March 31, 1999.

The exhibits to the Form 10-K which are listed in Part I of this Form 12b-25 were not available in time to have such documents converted to EDGAR format for filing.

                                                 (Attach Extra Sheets if Needed)
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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

          Craig M. Fleming              (512)                  427-3300
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                  (Name)              (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Changes in results of operations are reflected in the registrant's Form 10-K as filed with the SEC on March 31, 1999, including the consolidated financial statements included therein.



                           BRIGHAM EXPLORATION COMPANY
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date March 31, 1999               By:   /s/ Ben M. Brigham
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                                     Ben M. Brigham, Chief Executive Officer and
                                     President




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March 31, 1999

Craig Fleming
Chief Financial Officer
Brigham Exploration Company
6300 Bridge Point Parkway, Bldg. 2 Suite 500
Austin, Texas 78730


Dear Craig:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 31, 1999.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the combined financial statements of Brigham Exploration Company's wholly-owned subsidiaries whose securities are pledged as collateral for the senior subordinated notes on or before the date the Form 10-K of Brigham Exploration Company for the year ended December 31, 1998 is required to be filed.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP